OFFER TO PURCHASE FOR CASH
BY
CREDIT ACCEPTANCE CORPORATION
OF
UP TO 1,904,761 SHARES OF ITS COMMON STOCK
AT A PURCHASE PRICE OF $65.625 PER SHARE

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 10, 2011, UNLESS THE TENDER OFFER IS EXTENDED.

Credit Acceptance Corporation, a Michigan corporation (“CA,” “we” or “us”), is offering to purchase up to 1,904,761 shares of its common stock, par value $0.01 per share, at a price of $65.625 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the tender offer. Unless the context otherwise requires, all references to shares shall refer to the shares of common stock, par value $0.01 per share, of CA.

Only shares properly tendered and not properly withdrawn pursuant to the tender offer will be purchased, upon the terms and subject to the conditions of the tender offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased pursuant to the tender offer will be returned at our expense promptly after the expiration date. See Section 1. We reserve the right, in our sole discretion, to purchase more than 1,904,761 shares in the tender offer, subject to applicable law.

THE TENDER OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS, INCLUDING THE CONSUMMATION BY US OF A DEBT FINANCING ON TERMS SATISFACTORY TO US. SEE SECTION 7.

Our shares are listed and traded on the NASDAQ Global Market under the symbol “CACC.” On February 8, 2011, the last trading day prior to the commencement of the tender offer, the last sale price of our shares reported on the NASDAQ Global Market was $62.82 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES BEFORE DECIDING WHETHER TO TENDER YOUR SHARES. SEE SECTION 8.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER.  HOWEVER, NEITHER CA, OUR BOARD OF DIRECTORS, THE DEPOSITARY NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. YOU SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, SHOULD CONSULT WITH YOUR OWN FINANCIAL AND TAX ADVISORS, AND SHOULD MAKE YOUR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

DONALD FOSS, OUR CHAIRMAN OF THE BOARD, HAS INDICATED HIS INTENTION TO TENDER 11.6 MILLION SHARES IN THE TENDER OFFER. IN ADDITION, CA HAS BEEN ADVISED THAT FOUR CA OFFICERS INTEND TO TENDER SHARES IN THE TENDER OFFER AND/OR SELL SHARES IN THE OPEN MARKET DURING THE PENDENCY OF THE TENDER OFFER AND THAT THE TRUSTEE OF CERTAIN GRANTOR RETAINED ANNUITY TRUSTS CREATED BY MR. FOSS INTENDS TO TENDER 4.1 MILLION SHARES IN THE TENDER OFFER. SEE SECTIONS 1 AND 12.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the tender offer, at its address and telephone number set forth on the back cover page of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, or any document incorporated herein by reference, may be directed to the Information Agent.

February 9, 2011

IMPORTANT

If you wish to tender all or any part of your shares, you should either (1)(a) complete and sign the Letter of Transmittal, or a facsimile of it, according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, to Computershare Trust Company, N.A., the Depositary for the tender offer, and mail or deliver the share certificates to the Depositary together with any other documents required by the Letter of Transmittal, or (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you are a participant in CA’s 401(k) Plan and Trust (the “401(k) Plan”) and you wish to have the trustee tender shares attributable to your 401(k) Plan account, you must follow the separate instructions and procedures described in Section 3 and you must review the separate materials related to the plan provided with this Offer to Purchase for instructions. If you desire to tender shares pursuant to the tender offer and the certificates for your shares are not immediately available or you cannot deliver certificates for your shares and all other required documents to the Depositary before the expiration of the tender offer, or your shares cannot be delivered before the expiration of the tender offer under the procedure for book-entry transfer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

The tender offer is not being made to (nor will any tender of shares be accepted from or on behalf of) holders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares therein would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to holders in such jurisdiction.

You should only rely on the information contained in this Offer to Purchase and the Letter of Transmittal. We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Information Agent or the Depositary.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the most material information in this Offer to Purchase, but you should understand that it does not describe all of the details of the tender offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?	Credit Acceptance Corporation, which we refer to as “CA,” “we” or “us” is offering to purchase shares of its common stock, par value $0.01 per share, in a tender offer.

What will the purchase price for the shares be and what will be the form of payment?	We are offering to purchase your shares at a price of $65.625 per share. If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, promptly after the expiration of the tender offer. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 1 and 12.

How many shares will CA purchase?	We are offering to purchase 1,904,761 shares validly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date (as defined below). 1,904,761 shares represents approximately 7.0% of our outstanding common stock as of December 31, 2010. We also expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares, and could decide to purchase more shares, subject to applicable legal requirements. As of December 31, 2010, there were 27,303,946 shares issued and outstanding. See Section 12. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

Why is CA making the tender offer?	We believe that the tender offer is a prudent use of our financial resources given our business profile, assets and current market price of our shares, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our shareholders. The tender offer also will provide increased liquidity to holders of shares and the opportunity for holders to sell shares without the usual transaction costs associated with open market sales. See Section 2 for additional information about the purpose of the tender offer and Section 10 for pro forma financial data to reflect the tender offer. On February 7, 2011, the CA board of directors authorized CA to enter into the tender offer and approved spending up to $125.0 million to repurchase the shares tendered. CA has previously engaged in repurchases of its shares, and depending on market conditions and the availability of capital, CA’s board may authorize additional repurchases. Pursuant to existing board authority, management is authorized to spend up to $29.1 million on additional share repurchases in market or private transactions in the future. See Section 2.

How will CA pay for the shares?	Assuming we purchase 1,904,761 shares in the tender offer, approximately $125.0 million will be required to purchase such shares. We anticipate that we will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, through a combination of the proceeds of a new debt financing (the “Debt Financing”) and by borrowing under our $170.0 million revolving secured line of credit facility. The tender offer is subject to the consummation by us of the Debt Financing on terms satisfactory to us. See Sections 7 and 9.

How long do I have to tender my shares?	You may tender your shares until the tender offer expires. The tender offer will expire on March 10, 2011 at 5:00 p.m., New York City time, unless we extend it. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline. You have an earlier deadline (three business days prior to the expiration date of the tender offer) if you wish to tender shares held in the 401(k) Plan. See the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust” sent to each participant in the plan. See Section 1.

We may choose to extend the tender offer for any reason, subject to applicable laws. We cannot assure you, however, that we will extend the tender offer or, if we extend it, for how long. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. See Section 15.

How will I be notified if CA extends the tender offer?	We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. See Section 15.

What will happen if I do not tender my shares?	Upon the completion of the tender offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in us and thus in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future. See Section 2.

Are there any conditions to the tender offer?	Yes. Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

• Consummation by us of the Debt Financing, on terms satisfactory to us (the “Financing Condition”).

• No legal action shall have been proposed, instituted or pending, nor shall we have received notice of such action that challenges or otherwise relates to the tender offer.

• No general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States, declaration of a banking moratorium or any suspension of payment in respect of banks in the United States, or any governmental or regulatory limitation or any event or adverse change in the financial or capital markets generally, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States, shall have occurred.

• No changes in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse affect on our business, financial condition, income, operations or business or financial prospects shall have occurred.

• No commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, shall have occurred.

• No decline of 10% or more in the market price of our common stock or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on February 8, 2011 shall have occurred.

• No person shall have proposed, announced or made a tender or exchange offer (other than this tender offer), merger, business combination or other similar transaction involving us or any of our subsidiaries nor shall we or any of our subsidiaries have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction.

• No person (including a group) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “Commission”) on or before February 8, 2011). No person or group which has made such a filing on or before February 8, 2011 shall acquire or propose to acquire an additional 2% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns (as a group) more than 5% of our outstanding shares. No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities.

• No change, condition or event (or any condition or event involving a prospective change) shall have occurred in our and our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, franchises, permits, permit applications, results of operations or business or financial prospects that, in our reasonable judgment, has, or could reasonably be expected to have, a material adverse effect on us and our subsidiaries, on the value of or trading in our common stock, on our ability to consummate the tender offer or on the benefits of the tender offer to us.

• Neither Standard & Poor’s nor Moody’s shall have downgraded or withdrawn the rating accorded CA or have publicly announced that it has under surveillance or review, with possible negative implications, its rating of CA.

• No determination shall have been made by CA that the consummation of the tender offer is reasonably likely to cause the shares to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or to be delisted from the NASDAQ Global Market.

The tender offer is subject to these conditions and a number of other conditions. See Section 7.

How do I tender my shares?	To tender your shares, prior to 5:00 p.m., New York City time, on March 10, 2011 (unless the tender offer is extended):

• you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at one of its addresses appearing on the back cover page of this Offer to Purchase; or

• the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or “agent’s message”; or

• you must comply with the guaranteed delivery procedure.

If your shares are held through a broker, dealer, commercial bank or other nominee, you must request such broker, dealer, commercial bank or other nominee to effect the transaction for you. You may also contact the Information Agent for assistance.

See Section 3 and the instructions to the Letter of Transmittal.

How do participants in the CA 401(k) Plan and Trust participate in the tender offer?	Participants in the 401(k) Plan who wish to have the trustee tender shares attributable to their plan account must follow the instructions included in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust” sent to each participant in the plan and may not use the Letter of Transmittal to direct the tender of their shares held in the plan. Pursuant to the instructions included in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust,” if you are a participant in the 401(k) Plan and wish to have the trustee tender shares attributable to your plan account, you must complete, execute and return to the tabulator the separate election form included in such letter at least three business days prior to the expiration date of the tender offer. See Section 3.

How do holders of vested stock options for shares participate in the tender offer?	Options to purchase shares cannot be tendered in the tender offer. If you hold vested but unexercised options, you may exercise such options in accordance with the terms of our share-based compensation plans and CA’s policies and practices, and tender the shares received upon such exercise in accordance with the tender offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the tender offer are not purchased pursuant to the tender offer for any reason. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you based on your stock option exercise prices and the expiration date of your options and the provisions for pro rata purchases by CA. We strongly encourage optionholders to discuss the tender offer with their own financial or tax advisor.

Please be advised that it is the optionholder’s responsibility to tender shares in the tender offer to the extent such holder wants to participate and it may be difficult to secure delivery of shares issued pursuant to vested stock options in a time period sufficient to allow tender of those shares prior to the expiration date. Accordingly, we suggest that you exercise your vested options and satisfy the exercise price for such shares in accordance with the terms of the related stock option plan and option agreement and CA policies and practices at least four business days prior to the expiration date. See Section 3.

How do holders of restricted share awards participate in the tender offer?	Holders of restricted share awards may not tender such restricted shares in the tender offer unless and until such shares have vested and the restrictions on such shares have lapsed. See Section 3.

How do holders of restricted stock units participate in the tender offer?	Holders of restricted stock units may not tender the underlying shares of such units in the tender offer unless and until the restrictions on such units have lapsed and such units have been settled in shares. See Section 3.

Once I have tendered shares in the tender offer, can I withdraw my tender?	You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on March 10, 2011, unless we extend the tender offer, in which case you may withdraw tendered shares until the tender offer, as so extended, expires. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after April 7, 2011. See Section 4.

How do I withdraw shares I previously tendered?	You must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the Depositary at one of its addresses appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for withdrawal of your shares. Participants in the 401(k) Plan who wish to withdraw their shares must follow the instructions found in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust” sent to each participant in the plan. See Section 4.

Has CA or its board of directors adopted a position on the tender offer?	Our board of directors has approved the tender offer. However, neither we nor our board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. See Sections 2 and 12. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal.

Will CA’s directors and officers tender shares in the tender offer?	Donald Foss, our Chairman, has indicated his non-binding intention to tender 11.6 million shares. In addition, CA has been advised that four CA officers intend to tender shares in the tender offer and/or sell shares during the pendency of the tender offer and that the trustee of certain grantor retained annuity trusts created by Mr. Foss intends to tender 4.1 million shares in the tender offer. See Section 12.

Following the tender offer, will CA continue as a public company?	We do not believe that our purchase of shares in the tender offer will cause us to be eligible for deregistration under the Exchange Act or delisted from the NASDAQ Global Market. It is a condition of our obligation to purchase shares pursuant to the tender offer that there not be any reasonable likelihood, as determined by us in our reasonable judgment, that either of these events will occur. See Section 7.

What happens if more than 1,904,761 shares are tendered in the tender offer?	We will purchase shares:

• first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares and do not properly withdraw them before the expiration date;

• second, after purchasing the shares from the “odd lot” holders, from all other shareholders who properly tender shares and who do not properly withdraw them before the expiration date, on a pro rata basis, subject to the conditional tender provisions described in Section 6, with appropriate adjustments to avoid purchases of fractional shares until we have purchased 1,904,761 shares; and

• third, only if necessary to permit us to purchase 1,904,761 shares, from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any shares are purchased in the tender offer as described in Section 6 (for which the condition was not initially satisfied) and not properly withdrawn before the expiration date by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. Therefore, all of the shares that you tender on a conditional basis in the tender offer may not be purchased. See Section 1.

When will CA pay for the shares I tender?	We will pay the purchase price, net to you in cash, without interest, for the shares we purchase within three business days after the expiration of the tender offer and the acceptance of the shares for payment. In the event of proration, we do not expect to be able to commence payment for shares until approximately five business days after the expiration date. See Sections 1 and 5.

What is the recent market price of my CA shares?	On February 8, 2011, the last trading day prior to the commencement of the tender offer, the last sale price for our shares reported on the NASDAQ Global Market was $62.82 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered shareholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Sections 1 and 3.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated either as (1) a sale or exchange eligible for capital gains treatment, or (2) a dividend. Non-United States holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Sections 3 and 14. All shareholders should review the discussion in Sections 3 and 14 regarding material U.S. federal income tax issues and consult their own tax advisor regarding the tax consequences of the tender offer.

Will I have to pay any stock transfer tax if I tender my shares?	We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the letter of transmittal. See Section 5.

To whom can I talk if I have questions?	The Information Agent can help answer your questions. The Information Agent is Georgeson Inc. Its contact information is set forth on the back cover page of this Offer to Purchase. Participants in the 401(k) Plan who have questions relating to the plan should contact the relevant party set forth in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust” sent to each participant in the plan.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this Offer to Purchase and may make such statements in future filings with the Commission. We may also make forward-looking statements in our press releases or other public or shareholder communications. Our forward-looking statements are subject to risks and uncertainties and include information about our expectations and possible or assumed future results of operations. When we use any of the words “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “estimate,” “intend,” “plan,” “target” or similar expressions, we are making forward-looking statements.

These forward-looking statements represent our outlook only as of the date of this Offer to Purchase. While we believe that our forward-looking statements are reasonable, actual results could differ materially since the statements are based on our current expectations, which are subject to risks and uncertainties. Factors that might cause such a difference include, but are not limited to, the factors set forth in Item 1A of our Form 10-K for the year ended December 31, 2009 filed with the Commission on March 3, 2010, other risk factors discussed herein or listed from time to time in our reports filed with the Commission and the following:

•	We may be unable to consummate the Debt Financing on terms satisfactory to us.

•	Our inability to accurately forecast and estimate the amount and timing of future collections could have a material adverse effect on results of operations.

•	We may be unable to execute our business strategy due to current economic conditions.

•	We may be unable to continue to access or renew funding sources and obtain capital needed to maintain and grow our business.

•	The terms of our debt limit how we conduct our business.

•	The conditions of the U.S. and international capital markets may adversely affect lenders with which we have relationships, causing us to incur additional costs and reducing our sources of liquidity, which may adversely affect our financial position, liquidity and results of operations.

•	Our substantial debt, including the additional debt required to consummate the tender offer, could negatively impact our business, prevent us from satisfying our debt obligations and adversely affect our financial condition.

•	Due to competition from traditional financing sources and non-traditional lenders, we may not be able to compete successfully.

•	We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

•	Interest rate fluctuations may adversely affect our borrowing costs, profitability and liquidity.

•	Reduction in our credit rating could increase the cost of our funding from, and restrict our access to, the capital markets and adversely affect our liquidity, financial condition and results of operations.

•	We may incur substantially more debt and other liabilities. This could exacerbate further the risks associated with our current debt levels.

•	The regulation to which we are or may become subject could result in a material adverse effect on our business.

•	Adverse changes in economic conditions, the automobile or finance industries, or the non-prime consumer market could adversely affect our financial position, liquidity and results of operations, the ability of key vendors that we depend on to supply us with services, and our ability to enter into future financing transactions.

•	Litigation we are involved in from time to time may adversely affect our financial condition, results of operations and cash flows.

•	Our operations are dependent on technology.

•	We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional team members could adversely affect our ability to operate profitably.

•	Our reputation is a key asset to our business, and our business may be affected by how we are perceived in the marketplace.

•	The concentration of our Dealer-Partners in several states could adversely affect us.

•	Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation.

•	Our founder controls a majority of our common stock, has the ability to control matters requiring shareholder approval and has interests which may conflict with the interests of our other security holders.

•	Reliance on our outsourced business functions could adversely affect our business.

•	Natural disasters, acts of war, terrorist attacks and threats or the escalation of military activity in response to these attacks or otherwise may negatively affect our business, financial condition and results of operations.

Other factors not currently anticipated by management may also materially and adversely affect our results of operations. We do not undertake, and expressly disclaim any obligation, to update or alter our statements whether as a result of new information, future events or otherwise, except as required by applicable law.

INTRODUCTION

To the Shareholders of Credit Acceptance Corporation:

Credit Acceptance Corporation, a Michigan corporation (“CA”), is offering to purchase up to 1,904,761 shares of its common stock, par value $0.01 per share, at a price of $65.625 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall refer to the shares of common stock, par value $0.01 per share, of CA.

Only shares properly tendered and not properly withdrawn pursuant to the tender offer will be purchased, upon the terms and subject to the conditions of the tender offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares CA seeks are properly tendered. Shares tendered but not purchased pursuant to the tender offer will be returned at CA’s expense promptly after the expiration date. See Section 1. CA reserves the right, in its sole discretion, to purchase more than 1,904,761 shares in the tender offer, subject to applicable law.

The tender offer will expire at 5:00 p.m., New York City time, on March 10, 2011, unless the tender offer is extended.

THE TENDER OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS, INCLUDING THE FINANCING CONDITION. SEE SECTION 7.

CA’S BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER.  HOWEVER, NEITHER CA, THE CA BOARD OF DIRECTORS, THE DEPOSITARY NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. CA HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. SHAREHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, SHOULD CONSULT THEIR OWN FINANCIAL AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

Donald Foss, CA’s Chairman of the board, has indicated his intention to tender 11.6 million shares in the tender offer. In addition, CA has been advised that four CA officers intend to tender shares in the tender offer and/or sell shares in the open market during the pendency of the tender offer and that the trustee of certain grantor retained annuity trusts created by Mr. Foss intends to tender 4.1 million shares in the tender offer. See Sections 1 and 12.

The purchase price will be paid net to the tendering shareholder in cash, without interest, for all the shares purchased. Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares in the tender offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the Depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the offer. See Section 3.

As of December 31, 2010, CA had 27,303,946 issued and outstanding shares, excluding 1,525,097 shares of common stock reserved for issuance under its stock compensation plans, of which 407,129 shares are subject to outstanding options and 1,117,968 shares are currently reserved for issuance under the plans, none of which have been issued. The 1,904,761 shares that CA is offering to purchase represent approximately 7.0% of the shares outstanding on December 31, 2010. On February 8, 2011, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on the NASDAQ Global Market was $62.82 per share. Shareholders are urged to obtain current market quotations for their shares before deciding whether to tender shares pursuant to the tender offer. See Section 8.

THE TENDER OFFER

SECTION 1. NUMBER OF SHARES; PRORATION

GENERAL.  Upon the terms and subject to the conditions of the tender offer, CA will purchase 1,904,761 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the tender offer, at a price of $65.625 per share, net to the seller in cash, without interest.

The term “expiration date” means 5:00 p.m., New York City time, on March 10, 2011, unless and until CA, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by CA, shall expire. See Section 15 for a description of CA’s right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the Commission, CA may, and CA expressly reserves the right to, purchase pursuant to the tender offer an additional number of shares not to exceed 2% of the outstanding shares without amending or extending the tender offer. See Section 15. In the event of an over-subscription of the tender offer as described below, shares tendered will be subject to proration, except for odd lots. Except as described herein, withdrawal rights expire on the expiration date.

If (1)(a) CA increases or decreases the price to be paid for shares, (b) CA increases the number of shares being sought in the tender offer and the increase exceeds 2% of the outstanding shares, or (c) CA decreases the number of shares being sought, and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of any increase or decrease is first published, sent or given in the manner specified in Section 15, the tender offer will be extended until the expiration of ten business days from the date that notice of any increase or decrease is first published. For the purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to other conditions, including the Financing Condition. See Section 7.

Only shares properly tendered and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the tender offer. However, because of the odd lot priority, proration and conditional tender provisions of the tender offer, all of the shares tendered will not be purchased if more than the number of shares CA seeks are properly tendered. All shares tendered and not purchased pursuant to the tender offer, including shares not purchased because of proration or conditional tenders, will be returned at CA’s expense promptly after the expiration date. Shareholders also can specify the order in which the specified portions will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased pursuant to the tender offer. In the event a shareholder does not designate the order and fewer than all shares are purchased due to proration, the order of shares purchased will be selected by the Depositary.

If the number of shares properly tendered and not properly withdrawn prior to the expiration date is fewer than or equal to 1,904,761 shares, or such greater number of shares as CA may elect to purchase, subject to applicable law, CA will, upon the terms and subject to the conditions of the tender offer, purchase all such shares.

PRIORITY OF PURCHASES.  Upon the terms and subject to the conditions of the tender offer, if greater than 1,904,761 shares, or such greater number of shares as CA may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the expiration date, CA will purchase properly tendered shares on the basis set forth below:

(1) First, CA will purchase all shares properly tendered and not properly withdrawn prior to the expiration date by any odd lot holder (as defined below) who:

(a) tenders all shares owned beneficially or of record by that odd lot holder (tenders of fewer than all the shares owned by that odd lot holder will not qualify for this preference); and

(b) completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

(2) Second, after the purchase of all of the shares tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, CA will purchase all other shares properly tendered and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until CA has purchased 1,904,761 shares (or such greater number of shares as CA may elect to purchase).

(3) Third, only if necessary to permit CA to purchase 1,904,761 shares (or such greater number of shares as CA may elect to purchase), CA will purchase shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of shares, none of those shares will be purchased.

ODD LOTS.  For purposes of the tender offer, the term “odd lots” shall mean all shares properly tendered prior to the expiration date and not properly withdrawn by any person referred to as an “odd lot holder” who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have share certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the odd lot holder’s shares. Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

PRORATION.  If proration of tendered shares is required, CA will determine the proration factor as soon as practicable following the expiration date. Subject to adjustment to avoid the purchase of fractional shares, proration for each shareholder tendering shares, other than odd lot holders, shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, other than odd lot holders, subject to conditional tenders. If Mr. Foss tenders 11.6 million shares and the trustee of certain grantor retained annuity trusts created by Mr. Foss tenders 4.1 million shares as they have indicated, the proration factor would be substantially impacted such that only a limited number of shares properly tendered by shareholders other than odd lot holders would be purchased and it is likely that no shares conditionally tendered would be purchased. See Section 12.

Because of the difficulty in determining the number of shares properly tendered, including shares tendered by the guaranteed delivery procedure, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, CA does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the tender offer until approximately five business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares that CA will purchase from a shareholder pursuant to the tender offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to that shareholder’s decision whether or not to tender shares and whether or not to condition any tender upon the purchase of a minimum number of shares held by such shareholder. The Letter of Transmittal affords each shareholder who tenders shares registered in such shareholder’s name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of shares being purchased. See Section 6.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on CA’s shareholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

SECTION 2. PURPOSE OF THE TENDER OFFER; CERTAIN EFFECTS OF THE TENDER OFFER; PLANS AND PROPOSALS

PURPOSE OF THE TENDER OFFER.  CA’s management and its board of directors have evaluated CA’s operations, strategy and expectations for the future and believe that the tender offer, including the use of increased indebtedness to fund the tender offer, is a prudent use of CA’s financial resources given its business profile, assets and the current market price for its shares. As of December 31, 2010 CA had approximately $340.0 million in unused and available capacity on its revolving lines of credit. Upon completion of the tender offer and the Debt Financing, CA believes it will have sufficient capital to fund new loan originations. Since the beginning of 2009, CA has generated approximately $315.0 million in profits. In 2010, CA completed several longer-term debt financings which have significantly reduced the probability that CA would need to curtail its loan originations if debt markets become inaccessible.

CA believes that the tender offer set forth herein represents a mechanism to provide all shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of CA’s capital if they so elect. This format of repurchase also provides a method for shareholders not participating to increase their relative percentage interest in CA and its future operations at no additional cost. As a result, the board of directors believes that investing in CA’s own shares in this manner is an attractive use of capital and an efficient means to provide value to shareholders. The tender offer also provides liquidity to shareholders (particularly those with large shareholdings) by providing them the opportunity to sell all or a portion of their shares at a price of $65.625 per share, and if those shares are purchased in the offer to sell their shares for cash without potential disruption to the share price and the usual transaction costs associated with market sales.

On February 7, 2011, the CA board of directors authorized CA to enter into this tender offer and approved spending up to $125.0 million to repurchase shares tendered. Prior to the authorization of this tender offer, CA had authorization to repurchase an additional $29.1 million of common stock under its previously announced share repurchase program, which will remain available for repurchases of common stock under the share repurchase program after the consummation of the tender offer. In addition, depending on market conditions and the availability of capital, CA’s board may authorize additional repurchases in the future, including repurchases pursuant to additional tender offers.

After the tender offer is completed, CA believes that its anticipated cash flow from operations, access to credit facilities and capital markets and financial condition will be adequate for its needs. See Section 10 for pro forma financial data to reflect the tender offer.

Depending on the number of shares purchased in the tender offer, the result and prospects of CA’s business, prevailing economic and market conditions and the market price of the shares, CA may continue its previously authorized repurchase program subsequent to the termination of the tender offer. However, Rule 13e-4 under the Exchange Act prohibits CA and its affiliates from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration date.

CA’S BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER.  HOWEVER, NEITHER CA, CA’S BOARD OF DIRECTORS, THE DEPOSITARY NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. CA HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. SHAREHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, SHOULD CONSULT THEIR OWN FINANCIAL AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

Mr. Foss has indicated his non-binding intention to tender 11.6 million shares. In addition, CA has been advised that four CA officers intend to tender shares in the tender offer and/or sell shares in the open market during the pendency of the tender offer and that the trustee of certain grantor retained annuity trusts created by Mr. Foss intends to tender 4.1 million shares in the tender offer. See Section 12.

CERTAIN EFFECTS OF THE TENDER OFFER.  Upon the completion of the tender offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in CA and thus in CA’s future earnings and assets, subject to CA’s right to issue additional shares of common stock and other equity securities in the future, but will bear the attendant risks associated with owning CA’s common stock, including risks associated with our higher leverage which is required to be incurred in the Debt Financing and additional borrowing under our revolving secured line of credit facility. Shareholders may be able to sell non-tendered shares in the future in market transactions or otherwise, at a net price higher or lower than the purchase price in the tender offer. CA can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which price may be higher or lower than the purchase price paid in the tender offer.

Shares that CA acquires pursuant to the tender offer will be cancelled and will have the status of authorized but unissued shares.

The purchase of shares in the tender offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of CA shareholders. As of December 31, 2010, there were 27,303,946 shares issued and outstanding. Assuming CA acquires 1,904,761 shares in the tender offer, approximately 25,399,185 shares will be outstanding immediately after the tender offer. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of the shares without materially affecting the market price.

The shares are registered under the Exchange Act, which requires, among other things, that CA furnish information to its shareholders and to the Commission and comply with the Commission’s proxy rules in connection with meetings of shareholders. CA believes that the purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act. The tender offer is conditioned upon there not being any reasonable likelihood, in CA’s reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause its common stock to be eligible for deregistration under the Exchange Act. See Section 7.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. CA believes that, following the purchase of the shares pursuant to the tender offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations as long as CA’s shares continue to be listed on the NASDAQ Global Market.

PLANS AND PROPOSALS.  Except as disclosed elsewhere in this Offer to Purchase, or as may occur in the ordinary course of its business, CA currently has no plans, proposals or negotiations that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving CA or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of CA’s assets or any of its subsidiaries’ assets;

•	any material change in CA’s present dividend rate or policy, indebtedness or capitalization;

•	any change in CA’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in CA’s corporate structure or business;

•	a class of CA’s equity security being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system of a registered national securities association;

•	a class of CA’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of CA’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of CA, or the disposition by any person of securities of CA; or

•	any changes in CA’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of CA.

CA reserves the right to change its plans and intentions at any time, as it deems appropriate.

SECTION 3. PROCEDURES FOR TENDERING SHARES

PROPER TENDER OF SHARES.  For shares to be tendered properly pursuant to the tender offer, (1) the share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an “agent’s message” (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the expiration date by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase, or (2) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

Brokers, dealers, commercial banks, trust companies or other nominee holders of shares likely will have an earlier deadline for shareholders to act to instruct them to accept the tender offer on a their behalf. Shareholders who hold shares through nominee holders are urged immediately contact the nominee holder of their shares to determine the applicable deadline.

Odd lot holders who tender all shares must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

Shareholders may tender shares subject to the condition that all or a specified minimum number of their shares be purchased. Any shareholder desiring to make such a conditional tender should so indicate in the box entitled “Conditional Tender” on the Letter of Transmittal, and, if appropriate, the Notice of Guaranteed Delivery. It is the tendering shareholder’s responsibility to determine the minimum number of shares to be purchased. SHAREHOLDERS SHOULD CONSULT THEIR OWN FINANCIAL OR TAX ADVISOR WITH RESPECT TO THE EFFECT OF PRORATION OF THE TENDER OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Sections 6 and 14.

Shareholders who hold shares through a broker, dealer, commercial bank, trust company or other nominee, must contact their broker, dealer, commercial bank, trust company or other nominee in order to tender their shares. Shareholders who hold their shares through nominee holders are urged to consult the nominee holders of their shares to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

SIGNATURE GUARANTEES AND METHOD OF DELIVERY.  No signature guarantee is required: (1) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depositary Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal, or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing is referred to as an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an Eligible Institution. If a certificate for shares tendered is registered in the name of a person other than the person executing the Letter of Transmittal, or if payment is to be made to, or certificates for shares not tendered or not accepted for payment are to be registered in the name of, a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signature guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

BOOK-ENTRY DELIVERY.  The Depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedure for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, either (1) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase before the expiration date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that CA may enforce such agreement against such participant.

FEDERAL BACKUP WITHHOLDING TAX.  Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. Specified shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are exempted from the backup withholding and reporting requirements rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN or any other equivalent form, signed under penalties of perjury, attesting to that shareholder’s exempt status. The applicable form can be obtained from the Information Agent. See Instructions 9 and 10 of the Letter of Transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to shareholders for shares purchased pursuant to the tender offer, each shareholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the shareholder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the Letter of Transmittal. For a discussion of United States federal income tax consequences to tendering shareholders, see Section 14.

FEDERAL INCOME TAX WITHHOLDING ON FOREIGN SHAREHOLDERS.  Even if a foreign shareholder has provided the required certification as described in the preceding paragraph to avoid backup withholding, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign shareholder or his or her agent unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business of the foreign shareholder within the United States or that such proceeds are subject to capital gains treatment. For this purpose, a foreign shareholder is any shareholder that is not a “United States holder” (as defined in Section 14). In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN or any other equivalent form. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI or any other equivalent form. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder satisfies one of the “Section 302 tests” for capital gain treatment described in Section 14 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

Foreign shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax, and the refund procedure. See Instructions 9 and 10 of the Letter of Transmittal.

GUARANTEED DELIVERY.  If a shareholder desires to tender shares pursuant to the tender offer and the certificates for the shareholder’s shares are not immediately available or the shareholder cannot deliver certificates for its shares and all other required documents to the Depositary before the expiration date, or the shareholder’s shares cannot be delivered before the expiration date under the procedure for book-entry transfer, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	the Depositary receives by mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form CA has provided with this Offer to Purchase, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such Notice of Guaranteed Delivery; and

•	the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

CA 401(K) PLAN AND TRUST.  Participants in the 401(k) Plan who wish to have the trustee tender shares attributable to their plan account must follow the instructions included in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust” sent to each participant in the plan and may not use the Letter of Transmittal to direct the tender of their shares held in the plan. Pursuant to the instructions included in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust,” if you are a participant in the 401(k) Plan and wish to have the trustee tender shares attributable to your plan account, you must complete, execute and return to the tabulator (as described in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust”) the separate election form included in such letter at least three business days prior to the expiration date of the tender offer. Although the tender offer will remain open to all shareholders until the expiration date, if the tabulator does not receive a participant’s instructions by 2:00 p.m., New York City time, on the date that it as least three business days prior to the expiration date, the trustee will not tender shares attributable to the participant’s account. Participants are urged to read the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust.”

STOCK OPTIONS.  Options to purchase shares cannot be tendered in the tender offer. Holders of vested but unexercised options may exercise such options in accordance with the terms of CA’s share-based compensation plans and CA’s policies and practices, and tender the shares received upon such exercise in accordance with the tender offer. Exercises of options cannot be revoked even if some or all of the shares received upon the exercise thereof and tendered in the tender offer are not purchased pursuant to the tender offer for any reason. Holders of vested but unexpired options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them based on their stock option exercise prices and the expiration date of their options, the tender price and the provisions for pro rata purchases by CA. CA strongly encourages optionholders to discuss the tender offer with their own financial or tax advisor.

Please be advised that it is the optionholder’s responsibility to tender shares in the tender offer to the extent such holder wants to participate and it may be difficult to secure delivery of shares issued pursuant to vested stock options in a time period sufficient to allow tender of those shares prior to the expiration date. Accordingly, CA suggests that options for such shares be exercised in accordance with the terms of the related stock option plan and option agreement and CA policies and practices at least four business days prior to the expiration date.

RESTRICTED SHARE AWARDS.  Holders of restricted share awards under CA’s share-based compensation plans may not tender the shares underlying such restricted share awards in the tender offer unless and until the restrictions on the restricted share awards have lapsed. If the restrictions on the restricted share awards have lapsed, some or all of such shares may be tendered in the tender offer. See “— Proper Tender of Shares” above.

RESTRICTED STOCK UNITS.  Holders of restricted stock units under CA’s share-based compensation plans may not tender the shares underlying such restricted stock units in the tender offer unless and until the restrictions on the restricted stock units have lapsed and such units are settled in shares. If shares have been issued in respect of vested restricted stock units, some or all of such shares may be tendered in the tender offer. See “— Proper Tender of Shares” above.

RETURN OF UNPURCHASED SHARES.  If any tendered shares are not purchased pursuant to the tender offer or are properly withdrawn before the expiration date, or if fewer than all shares evidenced by share certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.  All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by CA, in its sole discretion, and CA’s determination will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. CA reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which CA determines may be unlawful. CA also reserves the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, whether or not CA waives similar defects or irregularities in the case of any other shareholder, and CA’s interpretation of the terms of the tender offer will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. In the event a condition to the tender offer is waived with respect to any particular shareholder, the same condition will be waived with respect to all shareholders. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by CA. None of CA, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any tender, nor will any of them incur any liability for failure to give this notice.

TENDERING SHAREHOLDER’S REPRESENTATION AND WARRANTY; CA’S ACCEPTANCE CONSTITUTES AN AGREEMENT.  A tender of shares under any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering shareholder’s representation and warranty to CA that (1) the shareholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (a) the subject securities, or (b) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. CA’s acceptance for payment of shares tendered pursuant to the tender offer will constitute a binding agreement between the tendering shareholder and CA upon the terms and conditions of the tender offer.

LOST OR DESTROYED CERTIFICATES.  Shareholders whose share certificate for part or all of their shares has been lost, stolen, destroyed or mutilated may contact the Depositary at (312) 588-4269 for instructions as to obtaining the necessary documents. Those documents will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond will be required to be posted by the shareholder to secure against the risk that the share certificates may be subsequently recirculated. Shareholders are urged to contact the Depositary immediately in order to permit timely processing of this documentation.

Share certificates, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any signature guarantees, and any other required documents must be delivered to the Depositary and not to CA or the Information Agent. Any such documents delivered to CA or the Information Agent will not be forwarded to the Depositary and, therefore, will not be deemed to be properly tendered.

SECTION 4. WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, tenders of shares pursuant to the tender offer are irrevocable. Shares tendered pursuant to the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by CA pursuant to the tender offer, also may be withdrawn at any time after April 7, 2011. Shareholders who tendered their shares by giving instructions to a bank, broker, dealer, trust company or other nominee must instruct that person to arrange for the withdrawal of their shares.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the tendering shareholder also must submit the serial numbers shown on the share certificates for those shares to be withdrawn to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the shares have been tendered for the account of an Eligible Institution. If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedure.

All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by CA, in its sole discretion, and CA’s determination will be final and binding, subject to a court of law having jurisdiction regarding such matters. CA reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any shareholder, whether or not CA waives similar defects or irregularities in the case of any other shareholder. None of CA, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur any liability for failure to give any such notice.

Withdrawals may not be rescinded and any shares properly withdrawn thereafter will be deemed not properly tendered for purposes of the tender offer, unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

If CA extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the tender offer for any reason, then, without prejudice to CA’s rights under the tender offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of CA, and these shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. The right to retain shares is subject to CA’s legal obligation to pay for shares properly tendered and not properly withdrawn promptly following the expiration date (subject to the terms and conditions of the tender offer) or to return the tendered securities promptly after the termination of the tender offer.

Participants in the 401(k) Plan who wish to have the trustee withdraw previously tendered shares attributable to their plan account must follow the procedures set forth in the “Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust,” sent to each participant in the plan.

SECTION 5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, CA will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn prior to the expiration date. For purposes of the tender offer, CA will be deemed to have accepted for payment, and therefore purchased shares, that are properly tendered and not properly withdrawn, subject to the proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, CA will accept for payment and pay the per share purchase price of $65.625 for 1,904,761 shares, subject to increase or decrease as provided in Section 15, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn. In all cases, payment for shares tendered and accepted for payment pursuant to the tender offer will be made promptly, but only after timely receipt by the Depositary of:

•	certificates for shares or a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an agent’s message, in the case of a book-entry transfer; and

•	any other required documents.

CA will pay for shares purchased pursuant to the tender offer by depositing the aggregate purchase price for these shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from CA and transmitting payment to the tendering shareholders.

In the event of proration, CA will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date; however, CA does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tenders, will be returned, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at CA’s expense promptly after the expiration date or termination of the tender offer.

Under no circumstances will interest on the purchase price be paid by CA regardless of any delay in making the payment. In addition, if certain events occur, CA may not be obligated to purchase shares pursuant to the tender offer. See Section 7.

CA will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the tender offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the tender offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

SECTION 6. CONDITIONAL TENDER OF SHARES

Subject to the exceptions for odd lot holders, in the event of an over-subscription of the tender offer, shares tendered prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered must be purchased if any shares tendered by such shareholder are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and if applicable, the Notice of Guaranteed Delivery. It is the tendering shareholder’s responsibility to determine the number of shares to be purchased. Each shareholder is urged to consult with his or her own financial or tax advisor.

After the tender offer expires, if more than 1,904,761 shares (or such greater number of shares as CA may elect to purchase) are properly tendered and not properly withdrawn and CA must prorate its acceptance of and payment for tendered shares, CA will calculate a preliminary proration percentage, after taking into account the priority given to odd lot holders, based upon all shares properly tendered, conditionally or unconditionally, and not properly withdrawn. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). In addition, if Mr. Foss tenders 11.6 million shares and the trustee of certain grantor retained annuity trusts created by Mr. Foss tenders 4.1 million shares, the preliminary proration would be substantially impacted and it is likely that no shares conditionally tendered would be purchased. All shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned promptly after the expiration date at CA’s expense.

After giving effect to these withdrawals, CA will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 1,904,761 (or such greater number of shares as CA may elect to purchase) then, to the extent feasible, CA will select enough of the conditional tenders that would otherwise have been withdrawn to permit CA to purchase 1,904,761 shares (or such greater number of shares as CA may elect to purchase). In selecting among the conditional tenders, CA will select by random lot treating all tenders by a particular shareholder as a single lot and will limit its purchase in each case to the designated minimum of shares to be purchased. Conditional tenders will be selected by lot only from shareholders who tender all of their shares.

SECTION 7. CONDITIONS OF THE TENDER OFFER

Notwithstanding any other provision of the tender offer, CA will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of or the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if the Financing Condition is not satisfied or if any of the following events or circumstance shall have occurred (or shall have been determined by CA in its reasonable judgment to have occurred):

(1) there shall have been proposed, instituted or pending, or CA shall have received notice of, any legal action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency, tribunal or arbitrator or arbitral panel that directly or indirectly (a) challenges or seeks to challenge the making of the tender offer or the acquisition of some or all of the shares pursuant to the tender offer, (b) delays or restricts or seeks to delay or restrict CA’s ability to, or renders or seeks to render CA unable to, accept for payment some or all of the shares pursuant to the tender offer or (c) otherwise relates in any manner to the tender offer or seeks to obtain material damages in respect of the tender offer;

(2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or CA or any of its subsidiaries, by any court or any authority, agency, tribunal or arbitrator or arbitral panel that, in CA’s reasonable judgment, would or might, directly or indirectly, (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer, or (b) delay or restrict the ability of CA, or render CA unable, to accept for payment or pay for some or all of the shares under the tender offer;

(3) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, (c) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any adverse change in the financial or capital markets generally, that, in CA’s reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (e) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of CA, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or business or financial prospects of CA or any of its subsidiaries, taken as a whole, (f) any decline of 10% or more in the market price for the shares, the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on February 8, 2011, or (g) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

(4) a tender or exchange offer for any or all of the shares (other than this tender offer), or any merger, acquisition, business combination or other similar transaction with or involving CA or any of its subsidiaries, has been proposed, announced or made by any person or has been publicly disclosed or CA or any of its subsidiaries has entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction;

(5) CA learns that (a) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the Commission on or before February 8, 2011), (b) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before February 8, 2011 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the tender offer made hereby), beneficial ownership of an additional 2% or more of the outstanding shares, or (c) any new group has been formed that beneficially owns more than 5% of CA’s outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

(6) any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire CA or any of its subsidiaries or any of the respective assets or securities of CA and its subsidiaries;

(7) any change, condition, event or development (or any condition, event or development involving a prospective change) shall have occurred (or CA learns of any such condition, event or development), in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, franchises, permits, permit applications, results of operations or business or financial prospects of CA or any of its subsidiaries that, in CA’s reasonable judgment, has, or could reasonably be expected to have, a material adverse effect on CA and its subsidiaries, taken as a whole, on the value of or trading in the shares, on CA’s ability to consummate the tender offer or on the benefits of the tender offer to CA;

(8) (a) Standard & Poor’s shall have (i) downgraded or withdrawn the rating accorded CA or (ii) publicly announced that it has under surveillance or review, with possible negative implications, its rating of CA; or (b) Moody’s shall have (i) downgraded or withdrawn the rating accorded CA or (ii) publicly announced that it has under surveillance or review, with possible negative implications, its rating of CA; or

(9) there shall be any reasonable likelihood, as determined by CA in its reasonable judgment, that the consummation of the tender offer and the purchase of shares could result in the tender offer being considered a “going private transaction” under Rule 13e-3 of the Exchange Act, that is, if the purchase of shares pursuant to this tender offer would result in CA’s common stock being eligible for deregistration under the Exchange Act or delisted from the NASDAQ Global Market.

The foregoing conditions are for the sole benefit of CA and may be asserted by CA regardless of the circumstances giving rise to any of these conditions, and, with the exception of condition (9) above, may be waived by CA, in whole or in part, at any time and from time to time in its sole discretion. CA’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if CA waives any of the conditions described above, CA may be required to extend the expiration date. Any determination or judgment by CA concerning the events described above will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters.

SECTION 8. PRICE RANGE OF SHARES; DIVIDENDS

CA’s shares are traded on the NASDAQ Global Market under the trading symbol “CACC.” The following table sets forth the high and low sales prices per share reported on the NASDAQ Global Market for each of the fiscal periods indicated.

	High	Low

2009
First Quarter	$23.99	$13.73
Second Quarter	25.00	19.01
Third Quarter	33.96	22.10
Fourth Quarter	44.93	30.56
2010
First Quarter	$53.97	$38.57
Second Quarter	49.65	41.24
Third Quarter	63.45	47.18
Fourth Quarter	63.58	54.12
2011
First Quarter (through February 8, 2011)	$64.09	$53.04

On February 8, 2011, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on the NASDAQ Global Market was $62.82 per share. Shareholders are urged to obtain current market quotations for their shares before deciding whether to tender shares pursuant to the tender offer.

CA has not paid any dividends on its common stock during the periods presented above. CA’s credit agreements contain financial covenants that require a minimum ratio of our assets to debt and a minimum ratio of our earnings before interest, taxes and non-cash expenses to fixed charges. These covenants also limit the maximum ratio of our funded debt to tangible net worth. Additionally, we must maintain consolidated net income of not less than $1 for the two most recently ended fiscal quarters. The indenture governing our senior notes also contains covenants that limit the maximum ratio of our funded debt to tangible net worth and also require a minimum collateral coverage ratio. Some of these debt covenants may indirectly limit the repurchase of common stock or payment of dividends on common stock.

SECTION 9. SOURCE AND AMOUNT OF FUNDS

Assuming CA purchases 1,904,761 shares in the tender offer, approximately $125.0 million will be required to purchase such shares. CA anticipates that it will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, through a combination of the proceeds of the Debt Financing and by borrowing under its $170.0 million revolving secured line of credit facility. CA intends to repay additional indebtedness for the purchase of shares tendered in the tender offer with available cash flow, by refinancing these facilities or by refinancing through other available credit facilities.

The tender offer is subject to the Financing Condition. See Section 7. In the event the Financing Condition is not satisfied, CA does not have any alternative financing arrangements or plans that would fund the purchase of shares in the tender offer.

The revolving secured line of credit facility has been established pursuant to a Fourth Amended and Restated Credit Agreement, dated as of February 7, 2006, among CA, Comerica Bank, as agent, and the other lenders party thereto, as amended to date. The revolving secured line of credit facility matures on June 22, 2012, or such later date as extended under the terms of the credit agreement.

The credit agreement provides that, at CA’s option, interest is payable at either the eurodollar rate (with a minimum eurodollar rate floor of 0.75% per annum) plus 225 basis points (3.00% at December 31, 2010), or at the prime rate plus 125 basis points (4.50% at December 31, 2010). The eurodollar borrowings may be fixed for periods of up to six months. Borrowings under the credit agreement, including any letters of credit issued under the facility, are subject to a borrowing base limitation equal to 80% of the net book value of loans receivable, less a hedging reserve (not exceeding $1.0 million), and the amount of other debt secured by the collateral which secures the line of credit. Currently, the borrowing base limitation does not inhibit CA’s borrowing ability under the revolving secured line of credit facility.

The credit agreement has certain restrictive covenants, including a minimum required ratio of CA’s assets to debt and its earnings before interest, taxes, and non-cash expenses to fixed charges. Additionally, the credit agreement limits the maximum ratio of CA’s debt to tangible net worth and requires that CA maintain a specified minimum level of consolidated net income. Borrowings under the credit agreement are secured by a lien on most of CA’s assets. CA must pay quarterly fees on the amount of the commitment. As of December 31, 2010, and September 30, 2010, there was $136.7 million and $102.7 million outstanding under the revolving secured line of credit facility. The weighted average balance outstanding was $68.7 million during the three months ended September 30, 2010. The weighted average interest rate on revolving secured line of credit facility borrowings outstanding on December 31, 2010 was 3.03%.

The foregoing description is a summary of the material terms of the related agreements, which have been filed as exhibits to the Schedule TO. The foregoing summary is subject to the terms of those agreements. Since the terms of such agreements are more detailed than the summary provided above, CA urges you to read the actual provisions of such agreements.

SECTION 10. CERTAIN FINANCIAL INFORMATION

RECENT DEVELOPMENTS.  On February 2, 2011, CA issued a press release announcing its financial results for the year ended December 31, 2010 as set forth below.

(Unaudited)
For the Year Ended
(In thousands, except per share data)	December 31,
2010

Revenue:
Finance charges	$388,050
Premiums earned	32,659
Other income	21,426

Total revenue	442,135

Costs and expenses:
Salaries and wages	61,327
General and administrative	26,432
Sales and marketing	19,661
Provision for credit losses	10,037
Interest	47,752
Provision for claims	23,429

Total costs and expenses	188,638

Income from continuing operations before provision for income taxes	253,497
Provision for income taxes	83,390

Income from continuing operations	170,107

Discontinued operations
Loss from discontinued United Kingdom operations	(30)
Credit for income taxes	—

Loss from discontinued operations	(30)

Net income	$170,077

Net income per share:
Basic	$5.79

Diluted	$5.67

Weighted average shares outstanding:
Basic	29,393
Diluted	29,985

(Unaudited)
(In thousands, except per share data)	As of December 31,
2010

ASSETS:
Cash and cash equivalents	$3,792
Restricted cash and cash equivalents	66,536
Restricted securities available for sale	805
Loans receivable (including $9,031 from affiliates as of December 31, 2010)	1,344,881
Allowance for credit losses	(126,868)

Loans receivable, net	1,218,013

Property and equipment, net	16,311
Income taxes receivable	12,002
Other assets	26,056

Total Assets	$1,343,515

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Accounts payable and accrued liabilities	$75,297
Line of credit	136,700
Secured financing	300,100
Mortgage note and capital lease obligations	4,523
Senior notes	244,344
Deferred income taxes, net	108,077

Total Liabilities	869,041

Shareholders’ Equity:
Common stock	273
Paid-in capital	30,985
Retained earnings	443,326
Accumulated other comprehensive loss, net of tax of $64 at December 31, 2010	(110)

Total Shareholders’ Equity	474,474

Total Liabilities and Shareholders’ Equity	$1,343,515

HISTORICAL FINANCIAL INFORMATION.  CA incorporates by reference the audited financial statements and notes thereto included in Part II, Item 8 of CA’s Annual Report on Form 10-K for the year ended December 31, 2009. In addition, CA incorporates by reference the unaudited financial information included in Part I, Item 1 of CA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. You should refer to Section 11 for instructions on how you can obtain copies of CA’s SEC filings, including filings that contain CA’s financial statements.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA.  The following table sets forth CA’s summary historical consolidated financial data for the years ended December 31, 2009 and December 31, 2008 and the nine month periods ended September 30, 2010 and September 30, 2009, certain selected ratios for such periods, and CA’s financial position at September 30, 2010. This financial data has been derived from, and should be read in conjunction with, CA’s audited consolidated financial statements and the related notes filed as part of CA’s Annual Report on Form 10-K for the year ended December 31, 2009 and the unaudited consolidated financial statements and the related notes filed as part of CA’s Quarterly Report on Form 10-Q for the quarter ended

September 30, 2010. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

(In thousands, except per share data)			(Unaudited)
			For the Nine Months Ended
	For the Years Ended December 31,		September 30,
	2009	2008	2010	2009

Revenue:
Finance charges	$329,437	$286,823	$284,467	$242,339
Premiums earned	33,605	3,967	24,576	25,257
Other income	17,622	21,396	17,659	12,933

Total revenue	380,664	312,186	326,702	280,529

Costs and expenses:
Salaries and wages	66,893	68,993	46,293	50,498
General and administrative	30,391	27,536	19,670	22,758
Sales and marketing	14,808	16,776	14,616	11,020
Provision for credit losses	(12,164)	46,029	8,218	(7,217)
Interest	32,399	43,189	36,010	23,352
Provision for claims	19,299	2,651	17,606	14,786

Total costs and expenses	151,626	205,174	142,413	115,197

Income from continuing operations before provision for income taxes	229,038	107,012	184,289	165,332
Provision for income taxes	82,992	39,944	61,162	59,358

Income from continuing operations	146,046	67,068	123,127	105,974

Discontinued operations
Gain (loss) from discontinued United Kingdom operations	137	307	(30)	21
(Credit) provision for income taxes	(72)	198	—	75

Gain (loss) from discontinued operations	209	109	(30)	(54)

Net income	$146,255	$67,177	$123,097	$105,920

Net income per share:
Basic	$4.78	$2.22	$4.09	$3.47

Diluted	$4.62	$2.16	$4.03	$3.38

Weighted average shares outstanding:
Basic	30,590	30,250	30,082	30,540
Diluted	31,669	31,105	30,540	31,371

Ratio of earnings to fixed charges	7.98	3.46	6.08	7.98

(Unaudited)
(In thousands, except per share data)	As of
September 30, 2010

Balance Sheet Data:
Assets:
Cash and cash equivalents	$1,537
Restricted cash and cash equivalents	58,486
Restricted securities available for sale	815
Loans receivable (including $9,959 from affiliates as of September 30, 2010)	1,301,067
Allowance for credit losses	(124,949)

Loans receivable, net	1,176,118

Property and equipment, net	16,421
Income taxes receivable	6,976
Other assets	23,932

Total assets	$1,284,285

Liabilities and Shareholders’ Equity:
Liabilities:
Accounts payable and accrued liabilities	$73,747
Line of credit	102,700
Secured financing	328,100
Mortgage note and capital lease obligations	4,587
Senior notes	244,174
Deferred income taxes, net	106,552

Total liabilities	859,860

Shareholders’ Equity:
Common stock	271
Paid-in capital	27,079
Retained earnings	397,219
Accumulated other comprehensive loss, net of tax of $85 at September 30, 2010	(144)

Total shareholders’ equity	424,425

Total liabilities and shareholders’ equity	$1,284,285

Book Value per share	15.6

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA.  The following tables set forth summary unaudited pro forma consolidated financial data for the year ended December 31, 2009 and the nine months ended September 30, 2010 and certain ratios for such periods. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2009 have been derived from CA’s audited financial statements which have been audited by Grant Thornton LLP. The summary unaudited pro forma consolidated financial data for the nine months ended September 30, 2010 have been derived from CA’s unaudited condensed financial statements. The summary unaudited pro forma consolidated financial data gives effect to the purchase of shares pursuant to the tender offer, as if such purchase had occurred on January 1, 2009 for the condensed consolidated statements of income for the year ended December 31, 2009. The summary unaudited pro forma consolidated financial data for the nine months ended September 30, 2010 gives effect to the purchase of shares pursuant to the tender offer, as if such purchase had occurred on January 1, 2010 for the condensed consolidated statement of income and on September 30, 2010 for the condensed consolidated balance sheet as of September 30, 2010. Such pro forma data also assumes that the purchase of shares is financed through the Debt Financing on the terms described in the footnotes to the tables below and additional borrowings under our revolving secured line of credit facility.

This information should be read in conjunction with Summary Historical Consolidated Financial Data and CA’s audited consolidated financial statements and the related notes filed as part of CA’s Annual Report on Form 10-K for the year ended December 31, 2009 and the unaudited condensed consolidated financial statements and the related notes filed as part of CA’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either CA’s financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the tender offer and the related financing been completed at the dates indicated, or will be achieved in the future. The summary unaudited pro forma financial data set forth below are presented for informational purposes only, and do not purport to be indicative of CA’s results of operations for any future period. There can be no assurance that CA will secure the necessary financing for the tender offer on terms satisfactory to CA. CA’s future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond CA’s control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

					(Unaudited)
(In thousands, except per share data)	For the Year Ended December 31, 2009				For the Nine Months Ended September 30, 2010
		Pro Forma				Pro Forma
	As Reported	Adjustments(a)		Pro Forma	As Reported	Adjustments(a)		Pro Forma
		(Unaudited)

Revenue:
Finance charges	$329,437	$—		$329,437	$284,467	$—		$284,467
Premiums earned	33,605	—		33,605	24,576	—		24,576
Other income	17,622	—		17,622	17,659	—		17,659

Total revenue	380,664	—		380,664	326,702	—		326,702

Costs and expenses:
Salaries and wages	66,893	—		66,893	46,293	—		46,293
General and administrative	30,391	—		30,391	19,670	—		19,670
Sales and marketing	14,808	—		14,808	14,616	—		14,616
Provision for credit losses	(12,164)	—		(12,164)	8,218	—		8,218
Interest	32,399	10,465	(b)	42,864	36,010	7,849	(b)	43,859
Provision for claims	19,299	—		19,299	17,606	—		17,606

Total costs and expenses	151,626	10,465		162,091	142,413	7,849		150,262

Income from continuing operations before provision for income taxes	229,038	(10,465)		218,573	184,289	(7,849)		176,440
Provision for income taxes	82,992	(3,792	)(c)	79,200	61,162	(2,605	)(e)	58,557

Income from continuing operations	146,046	(6,673)		139,373	123,127	(5,244)		117,883

Discontinued operations
Gain (loss) from discontinued United Kingdom operations	137	—		137	(30)	—		(30)
Credit for income taxes	(72)	—		(72)	—	—		—

Gain (loss) from discontinued operations	209	—		209	(30)	—		(30)

Net income	$146,255	$(6,673)		$139,582	$123,097	$(5,244)		$117,853

Net income per share:
Basic	$4.78			$4.87	$4.09			$4.18

Diluted	$4.62			$4.69	$4.03			$4.12

Weighted average shares outstanding:
Basic	30,590	(1,905	)(d)	28,685	30,082	(1,905	)(d)	28,177
Diluted	31,669	(1,905	)(d)	29,764	30,540	(1,905	)(d)	28,635
Other data:
Ratio of earnings to fixed charges	7.98	—		6.05	6.08	—		5.00

(a)	As previously announced, on November 4, 2010, CA completed a $100.5 million asset-backed secured financing. Pursuant to this transaction, CA contributed loans having a net book value of approximately $126.8 million to a wholly-owned special purpose entity that transferred the loans to a trust, which issued $100.5 million of debt securities. This financing is not related to the tender offer and no pro forma adjustments have been made to reflect this financing.

(b)	Reflects the additional interest expense and debt cost amortization associated with an assumed amount of Debt Financing and additional borrowings under our revolving secured line of credit facility. The assumed interest rate for the Debt Financing is a rate consistent with market rates for comparable debt instruments. Each 50 basis point increase or decrease in the yield on the Debt Financing will result in an annual $0.5 million increase or decrease, respectively, in interest expense.

(c)	Reflects the tax benefit associated with the pro forma adjustments at an effective rate of 36.2%.

(d)	Reflects the purchase of approximately 1.9 million shares at $65.625 per share.

(e)	Reflects the tax benefit associated with the pro forma adjustments at an effective rate of 33.2%.

	(Unaudited)
(In thousands, except per share data)	As of September 30, 2010
		Pro Forma
	As Reported	Adjustments(a)		Pro Forma

Assets:
Cash and cash equivalents	$1,537	$—		$1,537
Restricted cash and cash equivalents	58,486	—		58,486
Restricted securities available for sale	815	—		815
Loans receivable (including $9,959 from affiliates as of September 30, 2010)	1,301,067	—		1,301,067
Allowance for credit losses	(124,949)	—		(124,949)

Loans receivable, net	1,176,118	—		1,176,118

Property and equipment, net	16,421	—		16,421
Income taxes receivable	6,976	—		6,976
Other assets	23,932	3,000	(b)	26,932

Total assets	$1,284,285	$3,000		$1,287,285

Liabilities and Shareholders’ Equity:
Liabilities:
Accounts payable and accrued liabilities	$73,747	$—		$73,747
Line of credit	102,700	28,000		130,700
Secured financing	328,100	—		328,100
Mortgage note and capital lease obligations	4,587	—		4,587
New Debt Financing	—	100,000	(c)	100,000
Senior notes	244,174	—		244,174
Deferred income taxes, net	106,552	—		106,552

Total liabilities	859,860	128,000		987,860

Shareholders’ Equity:
Common stock	271	(19)		252
Paid-in capital	27,079	—		27,079
Retained earnings	397,219	(124,981	)(d)	272,238
Accumulated other comprehensive loss, net of tax of $85 at September 30, 2010	(144)	—		(144)

Total shareholders’ equity	424,425	(125,000)		299,425

Total liabilities and shareholders’ equity	$1,284,285	$3,000		$1,287,285

Book Value per share	15.6			11.9

(a)	As previously announced, on November 4, 2010, CA completed a $100.5 million asset-backed secured financing. Pursuant to this transaction, CA contributed loans having a net book value of approximately $126.8 million to a wholly-owned special purpose entity that transferred the loans to a trust, which issued $100.5 million of debt securities. This financing is not related to the tender offer and no pro forma adjustments have been made to reflect this financing.

(b)	Reflects the addition of $3.0 million in Debt Financing issuance costs.

(c)	Reflects $100.0 million in Debt Financing.

(d)	Reflects the purchase of approximately 1.9 million shares at $65.625 per share.

SECTION 11. CERTAIN INFORMATION CONCERNING CA

PRINCIPAL BUSINESS.  Since 1972, CA has provided auto loans to consumers, regardless of their credit history. CA’s product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for CA’s product, but who actually end up qualifying for traditional financing.

Without CA’s product, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as CA reports to three national credit reporting agencies, an important ancillary benefit of CA’s program is that CA provides a significant number of its consumers with an opportunity to improve their lives by improving their credit score and moving on to more traditional sources of financing.

AVAILABLE INFORMATION.  CA is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports and other information relating to its business, financial condition and other matters. CA is required to disclose in these periodic reports certain information, as of particular dates, concerning the CA directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of CA and any material interest of such persons in transactions with CA. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, CA has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Commission at 100 F. Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Commission’s customary charges, by writing to the Public Reference Section at 100 F. Street, N.E., Washington, D.C. 20549. The Commission also maintains a web site on the Internet at http://www.sec.gov that contains periodic reports and information statements and other information regarding registrants that file electronically with the Commission.

INCORPORATION BY REFERENCE.  The rules of the Commission allow CA to “incorporate by reference” information into this Offer to Purchase, which means that CA can disclose important information to you by referring you to another document filed separately with the Commission. The following documents contain important information about CA and CA incorporates them herein by reference:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 3, 2010;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, filed with the Commission on April 29, 2010, August 3, 2010 and November 1, 2010, respectively;

•	Definitive Proxy Statement on Form 14A, filed with the Commission on April 8, 2010; and

•	Current Reports on Form 8-K, filed with the Commission on November 8, 2010 and February 9, 2011.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document referenced above. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Shareholders can obtain any of the documents incorporated by reference in this Offer to Purchase from CA or from the Commission’s web site at the address described above. Documents incorporated by reference are available from CA without charge, excluding any exhibits to those documents. Shareholders can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from CA at 25505 West Twelve Mile Road, Suite 3000, Southfield, Michigan 48034; telephone: (248) 353-2700, extension 4993. Any shareholder requesting information should be sure to include his or her complete name and address in the request.

SECTION 12. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

As of December 31, 2010, CA had 27,303,946 issued and outstanding shares, excluding 1,525,097 shares of common stock reserved for issuance under its stock compensation plans, of which 407,129 shares are subject to outstanding options and 1,117,968 shares are currently reserved for issuance under the plans, none of which have been issued. The 1,904,761 shares that CA is offering to purchase represent approximately 7.0% of the shares outstanding on December 31, 2010.

CA’s directors and executive officers are entitled to participate in the tender offer on the same basis as other shareholders. Donald Foss, CA’s Chairman and beneficial owner of approximately 57.7% of CA’s outstanding shares, has indicated his non-binding intention to tender 11.6 million shares in the tender offer. In addition, the trustee of certain grantor released annuity trusts created by Mr. Foss indicated his non-binding intention to tender 4.1 million shares in the tender offer. If Mr. Foss and the trustee tender their shares as intended, the proration factor in the tender offer would be substantially impacted. As a result, only a limited number of shares properly tendered by shareholders other than odd lot holders would be purchased and it is likely that no shares conditionally tendered would be purchased. See Section 1.

Brett A. Roberts, CA’s Chief Executive Officer and a director, has indicated his non-binding intention to tender 134,073 shares in the tender offer and to exercise and sell 50,000 options in the open market during the pendency of the tender offer. Kenneth S. Booth, CA’s Chief Financial Officer, has indicated his non-binding intention to tender 8,536 shares in the tender offer. Michael W. Knoblauch, CA’s Senior Vice President — Loan Servicing, has indicated that he may exercise and sell 15,000 options in the open market during the pendency of the tender offer. John P. Neary, CA’s Chief Information Officer, has indicated his non-binding intention to sell 1,369 shares in the open market during the pendency of the tender offer. No other directors, officers or affiliates of CA have indicated their intention either to tender shares pursuant to the tender offer or to sell in the open market during the pendency of the tender offer.

In addition, during the pendency of the tender offer, restricted shares granted to executive officers under CA’s Incentive Compensation Plan will vest in accordance with the terms of the CA Incentive Compensation Plan and the applicable award agreements. Pursuant to the terms of the CA Incentive Plan and the applicable award agreements, executive officers have the right to satisfy withholding taxes due upon the vesting of such restricted shares with either cash or the forfeiture of a portion of the shares granted pursuant to such award.

There can be no assurance that the persons described above will in fact tender or sell the number of shares indicated, nor can there be any assurance that other directors or officers of CA will not decide to tender or sell shares.

As of December 31, 2010, the directors and executive officers of CA as a group (11 persons) beneficially owned 20,929,548 shares (which number includes 255,808 shares issuable upon exercise of options which are exercisable currently or within 60 days of December 31, 2010), or 75.9% of the total outstanding shares on that date. Depending on the results of the tender offer, including the effects of proration, the percentage of outstanding shares beneficially owned by CA’s directors and officers who either tender shares in the tender offer or sell shares in the open market during the pendency of the tender offer may decrease. CA’s directors and officers who do not tender shares in the tender offer or sell shares in the open market during the pendency of the tender offer will realize an increase in the percentage of outstanding shares that they beneficially own.

The following table sets forth, as to each director or executive officer and their associates, all of the executive officers and their associates as a group and all other beneficial owners of more than 5% of the outstanding shares of common stock, the number of shares and percentage beneficially owned as of December 31, 2010 (including shares under exercisable options). The address of the listed directors and officers is c/o CA, 25505 West Twelve Mile Road, Southfield, Michigan 48034.

	Number of
	Shares		Percent of
	Beneficially		Outstanding
	Owned		Shares

Donald A. Foss	15,744,162(a	)	57.7%
Brett A. Roberts	215,076(b	)	*
Steven M. Jones	18,662(b	)	*
Kenneth S. Booth	16,023(b	)	*
Douglas W. Busk	9,407(b	)	*
Michael W. Knoblauch	124,164(b	)	*
John P. Neary	3,244(b	)	*
Charles A. Pearce	3,243(b	)	*
Glenda J. Flanagan	104,000(b	)	*
Thomas N. Tryforos	499,267(c	)	1.8%
Scott J. Vassalluzzo	4,192,300(d	)	15.4%
All Directors and Executive Officers as a Group (11 persons)	20,929,548(e	)	75.9%
Thomas W. Smith	5,030,891(d	)	18.4%
Steven M. Fischer	3,802,045(d	)	13.9%
Allan V. Apple	3,221,413(a	)	11.8%
Idoya Partners L.P.	1,888,097(d	)	6.9%
Prescott Associates L.P.	1,830,101(d	)	6.7%

*	Less than 1%

(a)	Shares beneficially owned by Messrs. Foss and Apple consist of the following:

	Sole Voting		Shared
	and		Voting and
	Dispositive		Dispositive
	Power		Power		Other		Total

Donald A. Foss	4,166,188		83,166	(iv)	3,121,413	(v)	7,370,767
	500,000	(i)					500,000
	5,097,309	(ii)					5,097,309
	2,776,086	(iii)					2,776,086

	12,539,583		83,166		3,121,413		15,744,162

Allan V. Apple	3,221,413	(vi)	—		—		3,221,413

	3,221,413		—		—		3,221,413

(i)	Shares held as collateral in a loan facility at Comerica Bank.

(ii)	Karol A. Foss, as the Trustee of the Karol A. Foss Revocable Trust Under Agreement dated January 16, 1981, as amended and restated on January 26, 1984, June 28, 1990, December 10, 1997 and April 1, 2005, is the record owner of these shares. Mr. Foss has sole voting power and dispositive power of such shares pursuant to an agreement dated December 6, 2001 which expires December 6, 2013. See “— Agreements, Arrangements or Understandings” below for further description of the agreement.

(iii)	Jill Foss Watson, as the Trustee of the Jill Foss Watson Trust Under Agreement dated March 28, 2007, is the record owner of these shares. Mr. Foss has sole voting power and dispositive power.

(iv)	Shares are owned by a limited liability company in which Mr. Foss has a 20% interest.

(v)	Shares are held by The Donald A. Foss 2009 Annuity Trust dated September 3, 2009 and the Donald A. Foss 2010 Annuity Trust dated May 20, 2010, Mr. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his son and daughter, respectively, as remaindermen. Mr. Foss does not have any voting power or dispositive power. Subsequent to December 31, 2010, Mr. Foss will transfer 1,000,000 shares to the Donald A. Foss 2011 Annuity Trust dated January 13, 2011, Allan V. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his son as remainderman.

(vi)	Shares are held by The Donald A. Foss 2009 Annuity Trust dated September 3, 2009, by the Donald A. Foss 2010 Annuity Trust dated May 20, 2010 and by the Donald A. Foss 2010 Annuity Trust #2 dated December 21, 2010, Mr. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his son, daughter and son’s nephew as remaindermen. Mr. Foss does not have any voting power or dispositive power. Subsequent to December 31, 2010, Mr. Foss will transfer 1,000,000 shares to the Donald A. Foss 2011 Annuity Trust dated January 13, 2011, Allan V. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his son as remainderman.

The business address of Messrs. Foss and Apple is 25505 West Twelve Mile Road, Southfield, Michigan 48034.

(b)	Includes shares which the individual has the right to acquire upon exercise of employee or director stock options and the lapse of time-based restrictions on restricted stock as follows:

		Time Based
	Stock	Restricted
	Options	Stock

Brett A. Roberts	81,003	—
Steven M. Jones	—	18,662
Kenneth S. Booth	4,805	4,342
Douglas W. Busk	—	3,605
Michael W. Knoblauch	70,000	—
John P. Neary	—	3,244
Charles A. Pearce	—	3,159
Glenda J. Flanagan	100,000	—
All Directors and Executive Officers as a Group (11 persons)	255,808	33,012

(c)	Mr. Tryforos shares power to dispose of 28,467 shares owned by others but has no voting rights with regard to those shares.

(d)	Messrs. Vassalluzzo, Smith, and Fischer are each a general partner in Idoya Partners L.P. and Prescott Associates L.P., both New York limited partnerships. Idoya Partners L.P. and Prescott Associates L.P. have the sole power to vote or direct the vote and dispose of or to direct the disposition of 1,888,097 shares and 1,830,101 shares, respectively. These amounts are included in the table below as shares beneficially owned by Messrs. Vassalluzzo, Smith, and Fischer, as they have shared voting and dispositive power. A reconciliation of the number of shares beneficially owned by Messrs. Vassalluzzo, Smith, and Fischer, based on information obtained directly from these individuals as of December 31, 2010, follows:

	Shared Voting	Sole Voting	Shared Voting
	and Dispositive	and Dispositive	and Sole
	Power	Power	Dispositive Power	Total

Scott J. Vassalluzzo	3,985,545	55,000	151,755	4,192,300
Thomas W. Smith	3,985,545	869,246	176,100	5,030,891
Steven M. Fischer	3,802,045	—	—	3,802,045

The business address of Idoya Partners L.P., Prescott Associates L.P., and Messrs. Vassalluzzo, Smith, and Fischer is 323 Railroad Avenue, Greenwich, Connecticut 06830.

(e)	Includes shares referenced in (a), (b), and (c), above. Additionally, includes shares referenced in (d) related to Mr. Vassalluzzo, above.

AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS

CA’s Amended and Restated Incentive Compensation Plan (the “Incentive Plan”) provides for the grant of restricted stock, restricted stock units, nonqualified stock options, incentive stock options, and performance awards, including cash, at any time prior to April 6, 2019. A total of 1,500,000 shares of common stock have been set aside for issuance under the Incentive Plan. The Incentive Plan is administered by the compensation committee of the board of directors (the “Compensation Committee”). All of the terms relating to vesting or other restrictions of restricted stock awards or restricted stock unit grants will be determined by the Compensation Committee. Options granted under the Incentive Plan may be either incentive stock options under Section 422 of the Code or nonqualified stock options. The terms of options granted under the Incentive Plan will be set forth in agreements between CA and the recipients and will be determined by the Compensation Committee. The exercise price will not be less than the fair market value of the shares on the date of grant and, for incentive stock options, the exercise price must be at least 110% of fair market value if the recipient is the holder of more than 10% of CA’s stock. All of the terms relating to the satisfaction of performance goals, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award, and any other terms and conditions of any performance award will be determined by the Compensation Committee and included in an agreement between the recipient and CA.

CA’s 1992 Stock Option Plan (the “1992 Plan”), was terminated as to future grants on May 13, 2004 with the approval by CA’s shareholders of the Incentive Compensation Plan. Executive officers currently hold a total of 155,808 options issued under the 1992 Plan prior to its termination, and CA has reserved 307,129 shares of its common stock for all outstanding options to executive officers and other employees. Under the 1992 Plan, options were granted and become exercisable as determined at the date of the grant by the Compensation Committee. The exercise price of the options is no less than the fair market value on the date of the grant. Options under the 1992 Plan generally become exercisable over a three-to five-year period, or CA’s attainment of certain performance related criteria, or immediately upon a change of control. Options granted in 2000 to 2004 vested only when certain performance targets were met. Vested performance options are forfeited three months after termination of employment and otherwise expire ten years from the date of grant. No new options will be granted under the 1992 Plan.

CA’s Director Stock Option Plan (the “Director Plan”) was also terminated as to future grants on May 13, 2004 with the approval by CA’s shareholders of the Incentive Plan. Current and former directors currently hold a total of 100,000 options issued under the Director Plan prior to its termination, and CA has reserved that number of shares of its common stock for such options. The exercise price of the options is equal to the fair market value on the date of grant. Options granted under this plan vested when CA met certain performance targets. Vested options are forfeited if the participant should cease to be a director and otherwise expire ten years from the date of grant. No new options will be granted under the Director Plan.

CA also maintains the CA 401(k) Plan and Trust, pursuant to which eligible employees may purchase shares at market prices. Eligible employees contribute to the plan by payroll deduction or by additional discretionary payments made to the trustee. These contributions are then used by the trustee of the plan to purchase shares.

Mr. Foss and Karol A. Foss are parties to a Voting and Divestiture Agreement, dated December 6, 2001 (the “Voting and Divestiture Agreement”) and expiring on December 6, 2013, unless earlier terminated. Pursuant to the Voting and Divestiture Agreement, Mr. Foss has sole voting and dispositive power with respect to shares owned by Mr. Foss and Ms. Foss. The Voting and Divestiture Agreement provides that at such times and in such numbers as Mr. Foss shall sell, exchange or otherwise dispose of shares owned by him, he will also sell, exchange or otherwise dispose of shares owned by Ms. Foss at the same price and on the same terms and conditions. As more fully described above in this Section 12, Ms. Foss’s shares represent 5,097,309 of the 12,539,583 shares for which Mr. Foss had sole voting and dispositive power as of December 31, 2010.

As described above in this Section 12, Karol A. Foss, as Trustee of the Karol A. Foss Revocable Trust Under Agreement dated January 16, 1981, as amended and restated on January 26, 1984, June 28, 1990, December 10, 1997 and April 1, 2005, is the record owner of 5,097,309 shares and Jill Foss Watson, as the Trustee of the Jill Foss Watson Trust Under Agreement dated March 28, 2007, is the record owner of 2,776,086 shares. Pursuant to the Voting and Divestiture Agreement, Mr. Foss has sole voting power and dispositive power with respect to these shares.

In addition, 1,499,839 shares are held by the Donald A. Foss 2009 Annuity Trust dated September 3, 2009, Allan V. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his son as remainderman. Mr. Foss does not have any voting power or dispositive power with respect to these shares. 1,621,574 shares are held by the Donald

A. Foss 2010 Annuity Trust dated May 20, 2010 and 100,000 shares are held by the Donald A. Foss 2010 Annuity Trust #2 dated December 21, 2010, Allan V. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his daughter and son’s nephew, respectively, as remaindermen. Mr. Foss does not have any voting power or dispositive power with respect to these shares. On January 13, 2011, Mr. Foss formed the Donald A. Foss 2011 Annuity Trust, Allan V. Apple as the Trustee, for the benefit of Mr. Foss as annuitant and his son as remainderman. A total of 1,000,000 shares will be transferred to this Trust. Mr. Foss does not have any voting power or dispositive power with respect to these shares.

During the last 60 days, CA has not engaged in any market repurchase transactions in its common stock.

The following table sets forth all transactions in CA common stock during the last 60 days by CA’s directors and executive officers.

		Number of		Transaction	Transaction
Name	Title	Shares	Price	Date	Type

Scott J. Vassalluzo(1)	Director	8,000	$61.71	December 15, 2010	Open market sale
Scott J. Vassalluzo(1)	Director	8,500	$61.60	December 16, 2010	Open market sale
Donald A. Foss	Chairman	100,000	$0	December 21, 2010	Gift to fund grantor retained annuity trust
Brett A. Roberts	Chief Executive Officer	2,076	$9.885	December 23, 2010	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	1,000	$62.00	December 23, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	1,076	$62.20	December 23, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	3,000	$9.885	December 28, 2010	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	1,000	$62.25	December 28, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$62.35	December 28, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$62.45	December 28, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	14,156	$9.885	December 31, 2010	Exercise of employee stock options
Brett A. Roberts	Chief Executive Officer	2,000	$62.35	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	1,000	$62.45	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	2,000	$62.60	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	1,944	$62.70	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	56	$62.72	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	3,000	$62.80	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	3,000	$62.85	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	1,156	$62.90	December 31, 2010	Open market sale
Brett A. Roberts	Chief Executive Officer	60,000	$0	February 7, 2011	CA award
Steven M. Jones	President	30,000	$0	February 7, 2011	CA award
Kenneth S. Booth	Chief Financial Officer	4,500	$0	February 7, 2011	CA award
Michael W. Knoblauch	Senior Vice President — Loan Servicing	2,000	$0	February 7, 2011	CA award
Douglas W. Busk	Senior Vice President and Treasurer	4,000	$0	February 7, 2011	CA award
John P. Neary	Chief Information Officer	5,000	$0	February 7, 2011	CA award
Charles A. Pearce	Chief Legal Officer	4,000	$0	February 7, 2011	CA award
Scott Vassalluzzo	Director	1,825	$0	February 7, 2011	CA award
Glenda J. Flanagan	Director	1,825	$0	February 7, 2011	CA award

(1)	These shares are owned directly by the Prescott Investors Profit Sharing Trust (“Trust”) and indirectly by Messrs. Scott J. Vassalluzzo and Thomas W. Smith as trustees of the Trust.

Except as otherwise described or incorporated by reference in this Offer to Purchase or as described or incorporated by reference in CA’s Form 10-K for the year ended December 31, 2009, neither CA nor, to the best knowledge of CA, any of CA’s affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the tender offer or with respect to any of CA’s securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

SECTION 13. LEGAL MATTERS; REGULATORY APPROVALS

CA is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by CA as contemplated by the tender offer. Should any approval or other action be required, CA presently contemplates that it will seek that approval or other action. CA is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the tender offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligation of CA pursuant to the tender offer to accept for payment and pay for shares is subject to conditions. See Section 7.

SECTION 14. U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the United States federal income tax consequences of the tender offer was, within the meaning of Internal Revenue Service Circular 230 Disclosure requirements, written for the purpose of promoting the tender offer, but it was not written or intended to be used, and cannot be used, by a shareholder or any other party for the purpose of avoiding sanctions, including federal tax penalties, under the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your own tax advisor as to the particular United States federal income tax consequences to you of tendering shares pursuant to the tender offer and the applicability and effect of any state, local, or foreign tax laws and recent changes in applicable tax laws.

GENERAL.  The following summary describes the anticipated material United States federal income tax consequences to United States holders (as defined below) whose shares are tendered and accepted for payment pursuant to the tender offer. This summary is based upon the Code, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, cooperatives, tax-exempt organizations, partnerships (or entities treated as partnerships for United States federal income tax purposes) and partners in such partnerships, or S corporations (and persons who own their interest in shares through a partnership or S corporation), expatriates of the United States, persons who are subject to alternative minimum tax, persons that have a “functional currency” other than the United States dollar, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. You should consult your tax advisor as to the particular tax consequences to you of participation in this tender offer. Those shareholders who do not participate in the tender offer should not incur any United States federal income tax liability from the tender offer. Moreover, this summary assumes that the provisions of Section 5881 of the Code are not applicable to any payments made by CA pursuant to the tender offer.

In addition, except as otherwise specifically noted below, this summary applies only to holders of shares that are “United States holders.” For purposes of this discussion, a “United States holder” means a holder of shares that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, (i) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions or (ii) that has a valid election in place to be treated as a United States person for United States federal income tax purposes.

Holders of shares who are not United States holders (“foreign shareholders”) are particularly urged to consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the tender offer.

CHARACTERIZATION OF THE PURCHASE.  The purchase of a United States holder’s shares by CA pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. As a consequence of the purchase, a United States holder will, depending on the United States holder’s particular circumstances, be treated either as having sold shares or as having received a distribution in respect of stock from CA.

Under Section 302 of the Code, a United States holder whose shares are purchased by CA pursuant to the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss if the purchase:

•	results in a “complete termination” of the United States holder’s equity interest in CA;

•	results in a “substantially disproportionate” redemption with respect to the United States holder; or

•	is “not essentially equivalent to a dividend” with respect to the United States holder.

One of the tests described above, collectively referred to as the “Section 302 tests,” must be satisfied in order for the purchase of shares by CA pursuant to the tender offer to be treated as a sale of shares for federal income tax purposes.

Complete Termination Test.  The purchase of a United States holder’s shares by CA pursuant to the tender offer will result in a “complete termination” of the United States holder’s equity interest in CA if all of the shares that are actually and constructively owned by the United States holder are sold pursuant to the tender offer. If the tender offer is prorated, the shares not purchased due to such proration must be taken into account in determining whether a “complete termination” has occurred. With respect to shares owned by certain related individuals, the holder may be entitled to and may waive, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the holder. Holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

Substantially Disproportionate Test.  The purchase of a holder’s shares by CA pursuant to the tender offer will result in a “substantially disproportionate” redemption with respect to the holder if, among other things, the percentage of the then outstanding voting stock actually and constructively owned by the holder immediately after the purchase is less than 80% of the percentage of such shares actually and constructively owned by the holder immediately before the purchase (treating as outstanding all shares purchased pursuant to the tender offer), and immediately following the exchange, the holder actually and constructively owns less than 50% of the total combined voting power of CA.

Not Essentially Equivalent to a Dividend Test.  The purchase of a holder’s shares by CA pursuant to the tender offer will be treated as “not essentially equivalent to a dividend” if the reduction in the holder’s proportionate interest in CA as a result of the purchase constitutes a “meaningful reduction” given the holder’s particular circumstances. Whether the receipt of cash by a shareholder who sells shares pursuant to the tender offer will be “not essentially equivalent to a dividend” will depend upon the shareholder’s particular facts and circumstances. If, as a result of an exchange of shares for cash pursuant to the tender offer, a United States holder whose relative stock interest in CA is minimal (e.g., less than 1%) and who exercises no control over the corporate affairs of CA suffers any reduction in its proportionate interest in CA (including any ownership of shares constructively owned), the United States holder should generally be regarded as having suffered a meaningful reduction in its interest in CA. Holders should consult their tax advisors as to the application of this test in their particular circumstances.

In determining whether any of the Section 302 tests has been met, a United States holder must take into account not only shares it actually owns, but also shares it constructively owns within the meaning of Section 318 of the Code (including shares that may be acquired through options that it owns or shares held by certain members of the United States holder’s family). In addition, under certain circumstances it may be possible for a tendering United States holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the shares that are actually or constructively owned by the United States holder but that are not purchased pursuant to the tender offer. Alternatively, a United States holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of shares by the United States holder or by a related party whose shares are constructively owned by the United States holder. United States holders should consult their own tax advisors regarding the consequences of any such sales or acquisitions in their particular circumstances.

TREATMENT OF TENDER OFFER AS SALE OR EXCHANGE.  If a United States holder satisfies any of the Section 302 tests explained above, the United States holder will be treated as if it sold its shares to CA and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received pursuant to the tender offer and the United States holder’s adjusted tax basis in the shares surrendered in exchange therefore. Such gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the shares at the time of the exchange exceeds one year. Specific limitations may apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by CA from a United States holder pursuant to the tender offer. In certain circumstances, a holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender pursuant to the tender offer if less than all of its shares are tendered pursuant to the tender offer, and the order in which different blocks will be purchased by CA in the event of proration pursuant to the tender offer. This right of designation is not available, however, with respect to shares held in the CA 401(k) Plan and Trust. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation. Under the “wash sale” rules of Section 1091 of the Code, losses recognized on shares sold pursuant to the tender offer will be disallowed to the extent the United States holder acquires shares of CA within thirty days before or after the date the shares are purchased pursuant to the tender offer and in that event, the basis and holding period will be adjusted to reflect the disallowed loss.

TREATMENT OF TENDER OFFER AS A DIVIDEND OR DISTRIBUTION.  If a United States holder’s exchange of shares for cash pursuant to the tender offer does not satisfy any of the Section 302 tests, and therefore does not constitute a sale or exchange for United States federal income tax purposes, the receipt of cash by such United States holder pursuant to the tender offer will be treated as a distribution, and the United States holder’s tax basis in the shares exchanged generally will be added to any shares retained by the United States holder. The distribution will be treated as a dividend to the extent of CA’s current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of the distribution exceeds CA’s current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the United States holder’s adjusted tax basis in its shares, and any remaining portion will be taxable as capital gain. Any such capital gain will be long-term capital gain if the United States holder’s holding period for the shares at the time of the exchange exceeds one year. Provided that minimum holding period requirements and other limitations are met, dividend income with respect to non-corporate United States holders (including individuals) is eligible for United States federal income taxation at a maximum rate of 15%. If a sale or exchange of shares for cash pursuant to the tender offer by a corporate United States holder is treated as a dividend, the corporate United States holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of section 1059 of the Code. Corporate United States holders are urged to consult their tax advisors regarding (i) whether a dividends received deduction will be available to them and (ii) the application of section 1059 of the Code to the ownership and disposition of their shares.

OVERSUBSCRIPTION.  Although Donald A. Foss, CA’s Chairman and owner of 57.7% of CA’s outstanding shares, has indicated his non-binding intention to tender 11.6 million shares in the tender offer, and the trustee of certain grantor retained annuity trusts created by Mr. Foss has indicated his non-binding intention to tender 4.1 million shares in the tender offer, CA cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders pursuant to the tender offer will cause CA to accept fewer shares than are tendered. Therefore, no assurance can be given that CA will purchase a sufficient number of a United States holder’s shares pursuant to the tender offer to ensure that the United States holder receives sale treatment, rather than dividend treatment, for United States federal income tax purposes. Accordingly, a tendering United States holder may choose to submit a “conditional tender” under the procedure described in Section 6, “Conditional Tender of Shares,” which allows the United States holder to tender shares subject to the condition that a specified minimum number of the United States holder’s shares must be purchased by CA if any shares so tendered are purchased.

FOREIGN SHAREHOLDERS.  As described in Section 3, generally the Depositary will withhold United States federal income tax at a rate of 30% from the gross proceeds paid pursuant to the tender offer to a foreign shareholder or his agent, unless (i) the foreign shareholder delivers to the Depositary an applicable properly completed and executed IRS Form W-8 (or successor form) before the payment is made, (ii) the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty, or (iii) the depository determines that an exemption from withholding otherwise applies or that proceeds received by the foreign shareholder are entitled to capital gains treatment. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if the foreign shareholder meets any of the Section 302 tests described above. See Section 3 for a discussion of the applicable United States withholding rules and the potential for a foreign shareholder being subject to reduced withholding and for obtaining a refund of all or a portion of any tax withheld.

SHAREHOLDERS WHO DO NOT RECEIVE CASH PURSUANT TO THE TENDER OFFER.  Shareholders whose shares are not purchased by CA pursuant to the tender offer should not incur any United States federal income tax liability as a result of the completion of the tender offer.

BACKUP WITHHOLDING.  See Section 3 with respect to the application of United States federal backup withholding tax.

Shareholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including without limitation the applicability and effect of the constructive ownership rules, any state, local and foreign tax laws, and any proposed changes in applicable tax laws.

SECTION 15. EXTENSION OF THE TENDER OFFER; TERMINATION; AMENDMENT

CA expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by CA to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. CA also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. CA’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that CA must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. CA further expressly reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by CA to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer.

Amendments to the tender offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the tender offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which CA may choose to make a public announcement, except as required by applicable law, CA shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release through GlobeNewswire or other comparable service.

If CA materially changes the terms of the tender offer or the information concerning the tender offer, CA will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If (1) CA increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the tender offer will be extended until the expiration of such ten business day period.

SECTION 16. FEES AND EXPENSES

CA has retained Georgeson Inc. to act as Information Agent and Computershare Trust Company, N.A. to act as Depositary in connection with the tender offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the tender offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their services as Information Agent and Depositary. The Information Agent and Depositary will also be reimbursed by CA for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the U.S. federal securities laws.

No fees or commissions will be payable by CA to brokers, dealers, commercial banks or trust companies (other than fees to the Information Agent and Depositary) for soliciting tenders of shares pursuant to the tender offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. CA, however, upon request, will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of CA, the Information Agent or the Depositary for purposes of the tender offer. CA will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this Offer to Purchase and Instruction 6 in the Letter of Transmittal.

SECTION 17. MISCELLANEOUS

CA is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If CA becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, CA will make a good faith effort to comply with the applicable law. If, after such good faith effort, CA cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, CA has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning CA.

Tendering shareholders should rely only on the information contained in this Offer to Purchase and the Letter of Transmittal. CA has not authorized any person to make any recommendation on behalf of CA as to whether shareholders should tender or refrain from tendering shares in the tender offer. CA has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by CA, the Information Agent or Depositary.

February 9, 2011

The Letter of Transmittal and share certificates and any other required documents should be sent or delivered by each shareholder, or that shareholder’s broker, dealer, commercial bank, trust company or nominee, to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	By Overnight Courier: Computershare c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:

199 Water Street — 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
Call Toll Free: (866) 296-6841
Email: cacc@georgeson.com